Exhibit 99.1
Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
(“Sibanye-Stillwater”,”the Company” and/or “the Group”)

Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709

Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863
Website:
www.sibanyestillwater.com
MARKET RELEASE
Update on wage negotiations at the SA PGM Rustenburg and Marikana operations
Johannesburg, 30 September 2022. Sibanye-Stillwater (Tickers JSE: SSW and NYSE: SBSW) advises stakeholders that agreement in respect of wages and benefits has been reached with two of the three recognised unions at its SA
PGM operations, the National Union of Mineworkers (NUM) and UASA. Disappointingly, leadership of the
Association of Mineworkers and Construction Union (AMCU) has declared a dispute which has been referred to the Commission for Conciliation, Mediation and Arbitration (CCMA) for conciliation.

At the outset of wage negotiations, all parties agreed to engage in a constructive manner in the interest of reaching an efficient and fair conclusion. To this end, Sibanye-Stillwater has engaged in good faith in order to avoid protracted positional bargaining in the best interests of employees.
The company has presented an inflation linked, five-year offer comprising fixed average annual wage increases of 6% and above for bargaining unit employees for a three-year period, followed by CPI-linked agreements in years 4 and 5, as well as notable increases in benefits.
Basic wages for entry level employees have increased on average by over 90% since 2013, compared with a compound increase in CPI of approximately 45% over the period. The current offer will result in further meaningful gains for employees, with entry level employees on average achieving a basic wage of over R20,000 per month and a total cost to company* of over R34,000 per month by year five, or a basic wage of approximately R250,000 per annum and an annual average total cost to company of approximately R410,000.

Says Richard Stewart, Chief Regional Officer: Southern Africa: “We remain committed to achieving a fair and sustainable agreement and avoiding prolonged negotiations as agreed upfront with the unions. It is concerning that despite overwhelming support for the offer by employees and union representatives at the operations,
AMCU national leadership has again chosen to ignore their members. We will continue to act in the interest of all stakeholders.”
About Sibanye-Stillwater
Sibanye-Stillwater is a multinational mining and metals Group with a diverse portfolio of mining and processing operations and projects and investments across five continents. The Group is also one of the foremost global PGM autocatalytic recyclers and has interests in leading mine tailings retreatment operations. For more information, visit our website at www.sibanyestillwater.com

Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted, Executive Vice President: Investor Relations and Corporate Affairs
Tel: +27 (0) 83 453 4014
Website: www.sibanyestillwater.com

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

FORWARD LOOKING STATEMENTS
This announcement contains forward-looking statements within the meaning of the “safe harbour” provisions of the United
States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this announcement may be forward-looking statements. Forward-looking statements may be identified by the use of words such as “will”, “would”, “expect”, “forecast”, “potential”, “may”, “could”, “believe”, “aim”, “anticipate”, “target”, “estimate” and words of similar meaning.

These forward-looking statements, including among others, those relating to Sibanye-Stillwater Limited’s (“Sibanye-Stillwater”)
future business prospects, financial positions, production and operational guidance, climate and ESG-related statements, targets and metrics, plans and objectives of management for future operations and ability to complete or successfully integrate ongoing and future acquisitions, are necessarily estimates reflecting the best judgement of Sibanye-Stillwater’s senior management. Readers are cautioned not to place undue reliance on such statements. Forward-looking statements involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater that could cause its actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in
Sibanye-Stillwater’s 2021 Integrated Annual Report and annual report on Form 20-F filed with the United States Securities and
Exchange Commission on 22 April 2022 (SEC File no. 333-234096). These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-
looking statement (except to the extent legally required). Any forecast financial information contained in the aforementioned presentation has not been reviewed or reported on by the Company’s external auditors.